UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 0-6890

Mechanical Technology Incorporated MTI Savings and Retirement Plan

(Title of Plan)

Mechanical Technology Incorporated

(Issuer of Securities)

431 New Karner Road

Albany, New York 12205

(Address of Principal Executive Office)

Item 4:	Page
Financial Statements
Mechanical Technology Incorporated MTI Savings and Retirement Plan

Report of Independent Accountants	4

Statements of net assets available for benefits at December 31, 2002 and 2001	5

Statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001	6

Notes to financial statements	7-14

Supplemental schedule of assets held for investment purposes at December 31, 2002	15

Exhibits
23.1 - Consent of Independent Accountants

REQUIRED INFORMATION

Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Mechanical Technology Incorporated MTI Savings and Retirement Plan

DATE: June 25, 2003	BY: s/Cynthia A. Scheuer
Cynthia A. Scheuer
Employer, as Plan Sponsor and Plan Representative

Report of Independent Accountants

To the Participants and Administrator of

Mechanical Technology Incorporated MTI Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Albany, New York

June 20, 2003

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and December 31, 2001
	DECEMBER 31,
	2002	2001
ASSETS
Investments in common collective fund, at fair value	$4,476,593	$ 4,660,704
Investments in MTI stock fund, at fair value	169,827	75,630
Investments in registered investment companies, at fair value	4,233,010	5,577,154
Participant notes receivable	1,286	1,758
Total investments	8,880,716	10,315,246

Contributions receivable - employer	-	5,154
Contributions receivable - participants	-	11,956
Total assets	8,880,716	10,332,356

LIABILITIES
Administrative fees	1,674	-
Other	524	-
Total liabilities	2,198	-
NET ASSETS AVAILABLE FOR BENEFITS	$8,878,518	$10,332,356

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2002 and December 31, 2001

	DECEMBER 31,
	2002	2001
Additions to net assets attributed to:
Investment income:
Interest	$ 270,252	$ 332,363
Net depreciation in fair value of MTI stock fund	(24,591)	(43,710)
Net (depreciation) appreciation in fair value of common collective fund	(5)	10,945
Net depreciation in fair value of registered investment companies	(1,438,534)	(1,483,589)
Net investment loss	(1,192,878)	(1,183,991)

Contributions:
Employer	150,447	127,788
Participant	363,432	310,612
Rollovers	136,087	16,386
Other	-	14,863
Total contributions	649,966	469,649

Deductions from net assets attributed to:
Benefits paid to participants	903,504	976,010
Administrative fees	7,422	-
Total deductions	910,926	976,010
Net decrease	(1,453,838)	(1,690,352)

Net assets available for benefits:
Beginning of year	10,332,356	12,022,708
End of year	$ 8,878,518	$10,332,356

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated MTI Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated and subsidiaries ("Plan Sponsor"). Employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  Contributions

  Participant contributions:

  The Plan permits pre-tax (basic) participant contributions through compensation deferrals not to exceed the greater of 15% of compensation or the maximum permitted by the Internal Revenue Code. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

  Plan Sponsor contributions:

  The Plan Sponsor matches, on a discretionary basis, participant basic contributions. Matching contributions have, in the past, been as much as 4% of credited compensation, as defined in the Plan agreement.

  The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants for the plan year.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their contributions plus actual earnings thereon. As of January 1, 2002, a participant is fully vested in the Plan Sponsor matching and discretionary contribution portion of their accounts plus actual earnings thereon upon the earliest of completing four years of credited service, previously five years; the event of death; disability; retirement; or the Plan Sponsor terminates or freezes the Plan.

  MECHANICAL TECHNOLOGY INCORPORATED

  MTI SAVINGS & RETIREMENT PLAN

  NOTES TO FINANCIAL STATEMENTS

  Investment Options

Participants may direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's recordkeeper. The fund's investment strategies are subject to change and future performance cannot be guaranteed.

Number of Participants
Invested in the Funds
Investment Options Available	as of December 31, 2002
MTI Stock Fund	26
MFS International Growth Fund	11
MFS Global Growth Fund	46
MFS Emerging Growth Fund	72
MFS Total Return Fund	63
MFS Bond Fund	45
MFS Fixed Fund	114
Massachusetts Investors Growth Stock Fund	86
Massachusetts Investors Trust Fund	49
MFS Government Limited Maturity Fund	6
MFS International New Discovery Fund	14
MFS Mid-Cap Growth Fund	12
MFS Value Fund	16
American Funds Growth Fund of America A	18
American Funds New Perspective A	7

MTI Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments.

MFS International Growth Fund

The fund's investment objective is to seek capital appreciation. The fund normally invests at least 65% of assets in common stock, preferred stock, convertible securities, and depositary receipts of foreign issuers. While the fund may invest in companies of any size, the fund generally focuses on foreign companies with larger market capitalizations. The fund may invest up to 25% in emerging markets securities.

MFS Global Growth Fund

The fund's investment objective is to provide capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth of the overall U.S. economy. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related equity securities, such as preferred stock, convertible securities and depository receipts, of companies in three market sectors: U.S. emerging growth companies, foreign growth companies, and emerging market securities. The fund may also invest in derivative securities.

MFS Emerging Growth Fund

The fund's investment objective is long-term growth of capital. The fund invests primarily in emerging growth companies that display the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. The fund may also invest up to 20% of its assets in foreign securities (including emerging market

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

securities) through which it may have exposure to foreign currencies. The fund may also invest in debt and derivative securities.

MFS Total Return Fund

The fund's investment objective is to seek above-average income (compared to a portfolio entirely invested in equity securities); opportunity for growth of capital and income is secondary. The fund is a "balanced" fund and invests in a combination of equity and fixed income securities. The fund generally maintains 40% to 75% of assets in equity securities. It invests at least 25% in debt securities, including up to 20% of assets in lower rated debt. The fund may invest up to 20% in foreign securities. The fund may also invest in derivative securities.

MFS Bond Fund

The fund's investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk, with a secondary objective to protect shareholder capital. The fund invests, under normal market conditions, at least 80% of its total assets in investment grade bonds, U.S. Government securities and high grade corporate debt. It may invest no more than 20% of its assets in debt rated below investment grade. The fund may also invest up to 35% in foreign securities. The fund may also invest in derivative securities.

MFS Fixed Fund

This fund is a stable value open-end collective investment trust whose investment objective is to earn a current income stream that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

The fund strives to maintain a stable $1 unit value and has the potential for higher income than a money market fund by investing primarily in stable-value investment contracts issued by major insurance companies and major banks.

Massachusetts Investors Growth Stock Fund

The fund's investment objective is to provide long-term growth of capital and future income rather than current income. The fund emphasis is placed on companies that the investment advisor believes offers better than average prospects for long-term growth. The fund may invest up to 35% of its assets in foreign securities through which it may have exposure to foreign currencies. The fund invests at least 80% of its assets in common stocks and securities convertible into common stocks of companies. The fund may also invest in derivative securities.

Massachusetts Investors Trust Fund

The fund's investment objective is to seek long-term growth of capital with a secondary objective to seek reasonable current income. The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund generally focuses on companies with larger market capitalizations that its investment advisor believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Index. The fund may also invest up to 20% of its assets in foreign securities through which it may have exposure to foreign currencies. The fund may also invest in derivative securities.

MFS Government Limited Maturity Fund

The fund's investment objective is to preserve capital and provide high current income. The fund invests, under normal market conditions, at least 80% of its net assets in U.S. Government securities that have limited maturities of five or fewer years. These securities include: U.S. Treasury obligations, U.S. Treasury bills, U.S. Treasury notes (maturities of one to 10 years) and U.S. Government securities. The fund also may invest up to 20% of its net assets in privately issued mortgage securities rated in one of the two highest rating categories by a nationally recognized credit rating agency.

MFS International New Discovery Fund

The fund's investment objective is to seek capital appreciation. The fund normally invests at least 65% of assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign issuers. The fund may invest in companies of any size, including equity securities issued by foreign companies with

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

relatively small market capitalization. The fund normally invests in at least three different countries. It may also invest in fixed income and derivative securities.

MFS Mid-Cap Growth Fund

The fund's investment objective is to seek long-term growth of capital. Mid-cap growth funds target firms that are projected to grow faster than the overall market, therefore commanding relatively higher prices. The fund normally invests at least 80% of assets in equity securities of companies with medium market capitalizations by selecting companies that fall within the range of the Russell Midcap Growth Index. It may invest up to 10% in debt rated below investment grade and up to 20% of assets in foreign securities, not including ADRs.

MFS Value Fund

The fund's investment objective is to seek capital appreciation and reasonable income. The fund normally invests at least 65% of assets in income-producing equities. Management seeks a gross yield that exceeds that of the S&P 500. It may also invest 35% of assets in foreign securities.

American Funds Growth Fund of America A

The fund's investment objective is to seek capital growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund normally invests at least 65% of assets in common stocks and convertible securities. It may invest in a wide range of companies, including growing and profitable companies, turnaround situations, and unseasoned companies. The fund may invest up to 15% of assets in foreign securities. It may also invest up to 10% of assets in debt securities rated below investment grade.

American Funds New Perspective A

The fund's primary objective is to provide long-term growth of capital and the potential for income is a secondary consideration. The fund invests primarily in common stocks of foreign and U.S. companies. The advisor looks for worldwide changes in international trade patterns and economic and political relationships. It then searches for companies that may benefit from the new opportunities created by such changes. The fund currently invests approximately 46% in foreign securities.

  Participant notes receivable

  Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. The interest rate on outstanding loans at December 31, 2002 and 2001 was 10.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

  Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years. A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to a lump-sum payment of the vested interest in his or her account. A terminated participant with less than four years of service forfeits the right to receive a portion of the accumulated benefit attributable to Plan Sponsor contributions.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

H. Forfeited Accounts

At December 31, 2002 and 2001, forfeited non-vested accounts totaling $11,387 and $15,697, respectively, were available to the Plan Sponsor. Forfeited non-vested accounts will be and have been used to first pay Plan administrative expenses, then to reduce future employer contributions. Plan administrative expenses and employer contributions paid from the forfeiture accounts totaled $5,730 and $0, respectively, in 2002 and $6,470 and $66,848, respectively, in 2001.

  Plan Administrative Costs

The Plan Sponsor pays both the annual trustee fees and annual audit fees of the Plan.

  SIGNIFICANT ACCOUNTING POLICIES
  Basis of preparation

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares, or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized (depreciation) appreciation on those investments.

  Payments of Benefits

Benefits are recorded when paid.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

  INVESTMENTS

The Plan's investments are held by an investment company. The following table presents the fair values of investments, which includes investments that represent 5 percent or more of total plan assets.

	December 31, 2002
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	4,476,593	$ 1.00	$ 4 ,464,666	$ 4,476,593

Investments at Fair Value as Determined
by Quoted Market Prices:
MTI Stock Fund	42,868	$ 3.96	$ 280,312	$ 169,827

Registered Investment Companies:
MFS International Growth Fund	4,491	$12.24	$ 60,113	$ 54,964
MFS Global Growth Fund	19,459	12.68	294,652	246,740
MFS Emerging Growth Fund	41,619	21.45	1,326,011	892,732
MFS Total Return Fund	60,442	13.27	854,977	802,063
MFS Bond Fund	26,831	12.65	330,174	339,409
Massachusetts Investors Growth Stock Fund	113,460	9.23	1,415,931	1,047,234
Massachusetts Investors Trust Fund	40,253	12.87	642,109	518,053
MFS Government Limited Maturity Fund	27,979	8.46	236,668	236,703
MFS International New Discovery Fund	624	12.26	8,087	7,647
MFS Mid-Cap Growth Fund	5,065	5.66	39,691	28,667
MFS Value Fund	2,014	16.52	38,074	33,272
American Funds Growth Fund of America A	1,104	18.47	20,428	20,391
American Funds New Perspective A	285	18.04	5,368	5,135
			$ 5,272,283	$ 4,233,010
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 1,286	$ 1,286
Total			$10,018,547	$ 8,880,716
Net depreciation in fair value of investments:	Year Ended December 31, 2002
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ (24,591)
Common collective fund	(5)
Registered investment companies	(1,438,534)
$ (1,463,130)

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31, 2001
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	4,660,703	$ 1.00	$ 4,649,759	$ 4,660,704

Investments at Fair Value as Determined
by Quoted Market Prices:
MTI Stock Fund	12,177	$ 6.21	$ 202,022	$ 75,630

Registered Investment Companies:
MFS/F&C International Growth Fund	4,684	$13.93	$ 81,876	$ 65,254
MFS Global Growth Fund	18,308	15.78	519,625	288,897
MFS Emerging Growth Fund	53,059	33.22	2,512,126	1,762,608
MFS Total Return Fund	47,135	14.48	733,459	682,518
MFS Bond Fund	11,876	12.39	150,193	147,144
Massachusetts Investors Growth Stock Fund	154,806	12.89	2,674,940	1,995,454
Massachusetts Investors Trust Fund	38,316	16.58	761,424	635,279
			$ 7,433,643	$ 5,577,154
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 1,758	$ 1,758
Total			$12,287,182	$10,315,246
Net (depreciation) appreciation in fair value of investments:	Year Ended December 31, 2001
Investments at fair value as determined by quoted market prices:
MTI stock fund	$ (43,710)
Common collective fund	10,945
Registered investment companies	(1,483,589)
$ (1,516,354)

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Internal Revenue Service has determined and informed MFS Retirement Service Inc. by a letter dated April 23, 2002, that its prototype plan, which includes revisions for the GUST amendments and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") is designed in accordance with applicable sections of the Internal Revenue Code. MFS Retirement Services Inc. will be submitting a determination letter application for the Plan as it pertains to the April 30, 2003 Plan amendment and restatement (see Note 6).

  AMENDMENT TO PLAN

Effective April 30, 2003, the Plan was amended and restated to reflect required changes for GUST and EGTRRA.

Key changes to the Plan include:

  Eligible employees will be permitted to make catch up contributions in accordance with, and subject to the limitations of, Internal Revenue Code Section 414(v).
  Vesting schedule for the Plan Sponsor matching contributions is changed to:

  25% after 1 year of credited service

50% after 2 years of credited service

75% after 3 years of credited service

100% after 4 years of credited service

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	MFS	Fixed Fund		$ 4,476,593
*	Mechanical Technology Incorporated	Stock Fund		169,827
	MFS	International Growth Fund		54,964
	MFS	Global Growth Fund		246,740
	MFS	Emerging Growth Fund		892,732
	MFS	Total Return Fund		802,063
	MFS	Bond Fund		339,409
	MFS	MA Investors Growth Stock Fund		1,047,234
	MFS	MA Investors Trust Fund		518,053
	MFS	Government Limited Maturity Fund		236,703
	MFS	International New Discovery Fund		7,647
	MFS	Mid-Cap Growth Fund		28,667
	MFS	Value Fund		33,272
	American Funds	Growth Fund of America A		20,391
	American Funds	New Perspective A		5,135
	Participant Notes	10.50%		1,286
Total investments				$ 8,880,716

* Represents party-in-interest to the Plan.

(1) Column (d) has been omitted, as the Plan is 100% participant directed.